SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 4

Salix Pharmaceuticals, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

795435 10 6 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 795435 10 06

1.	Name of Reporting Person I.R.S. Identification No. of above Person (Entities Only) John F. Chappell

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 941,311 6. Shared Voting Power 0 7. Sole Dispositive Power 941,311 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,311

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 4.4%

12.	Type of Reporting Person IN

Item 1(a)      Name of Issuer

Salix Pharmaceuticals, Ltd

Item 1(b)      Address of Issuer’s Principal Executive Offices

8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615

Item 2(a)      Name of Person Filing

John F. Chappell

Item 2(b)      Address of Principal Business Office, or, if None, Residence

820 New Town Road, Villanova, Pennsylvania 19085

Item 2(c)      Citizenship

United States

Item 2(d)      Title of Class of Securities

Common Stock

Item 2(e)      CUSIP Number

795435 10 06

Item 3.          If this Statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. ` 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with § 240.13d- 1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

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(g	)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h	)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i	)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j	)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
		☒	NOT APPLICABLE

Item 4. Ownership

(a) Amount beneficially owned:

At December 31, 2002 Mr. Chappell beneficially owned an aggregate of 941,311 shares of the Issuer’s common stock which includes options to purchase 17,917 shares of the Issuer’s common stock that were exercisable within 60 days of December 31, 2002 and 83,000 shares held in three trusts for the benefit of his spouse, children and grandchildren.

(b) Percent of class:

4.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 941,311

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 941,311

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item	8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

(a)	Not Applicable

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date

/s/ John F. Chappell

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